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                         UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION    OMB Approval
                   Washington, D.C.  20549          OMB Number:  3235-0145
                                                    Expires: October 31, 1997
                          SCHEDULE 13D              Estimated average burden
                                                    hours per response...14.90
              UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. 2)*

             Templeton Vietnam Opportunities Fund, Inc.
                          (Name of Issuer)

                            Common Stock
                    (Title of Class Securities)

                            88022J 10 7
                           (CUSIP Number)


                         Mr. Kazutada Ieda
                       Sega Enterprises, Ltd.
                       2-12, Haneda 1-chome
                     Ohta-ku, Tokyo 144, Japan
                      Tel.  (81-3) 5736-7111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          February 7, 1996
       (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                 SCHEDULE 13D
CUSIP NO.  88022J 10 7
          --------------

                                             PAGE   2 OF 6 PAGES

1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Sega Enterprises, Ltd.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                           (b) / /
                  Not Applicable

3      SEC USE ONLY

4      SOURCE OF FUNDS*

            WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   / /
       PURSUANT TO ITEMS 2(d) or 2(e)

       Not Applicable

6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Japan

NUMBER OF      7   SOLE VOTING POWER
SHARES             397,600 shares of common stock

BENEFICIALLY   8   SHARED VOTING POWER
OWNED BY
EACH                       0

REPORTING      9   SOLE DISPOSITIVE POWER
PERSON             397,600 shares of common stock

WITH          10   SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 397,600 shares of common stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                         / /

            Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.9 %

14     TYPE OF REPORTING PERSON*

            CO

                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

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                                                      PAGE 3 OF 6 PAGES


ITEM 1.   SECURITY AND ISSUER.

          Common stock of Templeton Vietnam Opportunities Fund, Inc. of 700 Central Avenue, St. Petersburg, Florida 33701-3628, USA, Telephone
          (800) 237-0738.


ITEM 2.   IDENTITY AND BACKGROUND.

          Sega Enterprises, Ltd.
          2-12, Haneda 1-chome
          Ohta-ku, Tokyo 144
          JAPAN
          Telephone: (81-3)5736-7111

          Sega Enterprises, Ltd. is a corporation organized under the laws of Japan.

          A list of the directors and executive officers of Sega Enterprises, Ltd. is set forth as Schedule A hereto.

          The principal business of Sega Enterprises, Ltd. is the development and sale of amusement machines and related consumer products, the operation of amusement centers and the derivation of royalties from game software produced.

          Neither Sega nor any of the persons listed on Schedule A, during the last five years, (i) has been convicted in a criminal proceeding, (excluding traffic violations or similar misdemeanors), or (ii) was or is a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The source of the funds to undertake the acquisition by purchase of the securities of the issuer in September 1994 was the working capital fund of Sega Enterprises, Ltd.

          The amount of funds used to acquire the securities of the issuer was U.S.$9,900,000 (660,000 shares at U.S.$15 per share).

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                                                    PAGE 4 OF 6 PAGES


ITEM 4.   PURPOSE OF TRANSACTION.

          The purpose of the acquisition of securities of the issuer was  as
          a portfolio investment of Sega  Enterprises, Ltd.   As regards any
          plans or proposals which Sega Enterprises, Ltd. may have, please note the following:

          Sega may continue to sell additional shares in the future subject to a number of factors, including, among others, then existing market conditions, the price of the shares and other investment opportunities that may be available to it.

          At the present time, Sega Enterprises, Ltd. has no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (b) through (j) of
          Item 4 of Schedule 13D; however, Sega Enterprises, Ltd. reserves the right to change its plans or intentions at any time and to take any and all actions that it deems appropriate to maximize the value of its investment, including among other things, from time to time increasing or decreasing the number of its shares by acquiring additional shares, or by disposing of all or a portion of its shares through open market or privately negotiated transactions.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

  (a) The aggregate number and percentage of the class of securities (identified pursuant to Item 1 above) beneficially owned by Sega Enterprises, Ltd. are respectively 397,600 shares and 4.9%.

  (b) Sega Enterprises, Ltd. has sole power to vote and sole power to dispose of its 397,600 shares.

  (c) Sega Enterprises, Ltd. disposed of the following securities of the issuer by sale on the New York Stock Exchange as follows:

          February 1, 1996 - Sale of 2,600 shares at $14.00 per share; February 2, 1996 - Sale of 20,600 shares at $14.00 per share; February 5, 1996 - Sale of 21,500 shares at $14.00 per share; February 6, 1996 - Sale of 10,900 shares at $14.00 per share; and February 7, 1996 - Sale of 25,600 shares at $14.00 per share.



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                                                       PAGE 5 OF 6 PAGES


  (d)     Not applicable.

  (e) On February 7, 1996, Sega Enterprises, Ltd. ceased to be the beneficial owner of more than five percent of the common stock of Templeton Vietnam Opportunities Fund, Inc.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          There are no such contracts, arrangements, understandings or relationships.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.
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                                                       PAGE 6 OF 6 PAGES




                                  SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 1996                    /s/ Katzutada Ieda
                                        ___________________________
                                        Kazutada Ieda
                                        Director - Sega Enterprises, Ltd.



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                                  SCHEDULE A

                      LIST OF DIRECTORS AND OFFICERS OF
                            SEGA ENTERPRISES, LTD.

                            (As of June 29, 1995)



Director and Chairman
ISAO OKAWA

Representative Director,
President and Chief Executive Officer
HAYAO NAKAYAMA

Representative Director and Executive Vice President
SHOICHIRO IRIMAJIRI

Executive Vice President
TOKUZO KOMAI

Senior Managing Director, Consumer Products Domestic
REN MORI

Senior Managing Director, Consumer Products Overseas
NAOYOSHI TAKESHITA

Senior Managing Director, Administration
KATSUHIKO NISHIMURA

Senior Managing Director, Amusement Machine Marketing
TAKENORI OGATA

Managing Director, Research and Development
HISASHI SUZUKI

Representative Director and Managing Director, Amusement Center Operations AKIRA NAGAI

Managing Director, Management Strategy
DAIZABURO SAKURAI

Managing Director, President's Office
SHUNICHI NAKAMURA

Managing Director, Management Strategy
TSUNEO NAITO

Managing Director, Research and Development
HIDEKI SATO

Director, Amusement Center Development
YASUO TAZOE

Director, Research and Development
MAMORU SHIGETA

Director, Manufacturing
TADAHIKO ONO

Director, Accounting and Finance

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KAZUTADA IEDA

Director, Research and Development
SHIGERU KURASAWA

Director, Research and Development
YU SUZUKI

Director, Amusement Center Operations
HAJIME FUNAKOSHI

Director, Consumer Products Domestic
SHIGEO KAMATA

Director, Amusement Machine Marketing Overseas
NOBUO NAKANISHI

Director, Consumer Products Domestic
TOSHIRO KEZUKA

Director, Distribution, Maintenance and Support
RINSHICHI TAGO

Other Directors
DAVID ROSEN
KEIZO FUJIMOTO
HIDEKAZU YUKAWA
JUNKYO FUJIEDA

Auditors
SHINKICHI KOBAYASHI
MASANAO ISHIKAWA
KINSUKE MIYAZAKI
KENJI HASHIDATE

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